SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 000-13628
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                                                            CUSIP Number 02077U
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                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR

          For Period Ended:  Decenber 31, 2006
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     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

PART I - REGISTRANT INFORMATION


BEICANG IRON & STEEL INC.
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Full name of registrant

ALPHA SPACECOM, INC.
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Former name if applicable

8/F Beicang Building, 76 Jianshebei Road
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Address of principal executive office (Street and number)

Taiyuan City, Shanxi Province, People's Republic of China 030013
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City, state and zip code

PART II -  RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reason  described in  reasonable  detail in Part III of  this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR  or
[X]  |         portion thereof, will be filed on or before the fifteent calendar
     |         day following the prescribed due date; or the  subject  quarterly
     |         report or transition report on Form 10-Q or subject  distribution
     |         report on From 10-D, or portion thereof,  will  be  filed  on  or
     |         before  the fifth calendar day following the prescribed due date;
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Management requires additional time to compile date to furnish to its professionals to complete the Form 10-KSB for the fiscal year ended December 31, 2006.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Andrew I. Telsey                   (303)         768-9221
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Registrant completed a merger on or about October 25, 2006, and resultant reporting of financial data from the operating entity will materially change the results of operations for the fiscal year ended December 31, 2006, from the corresponding period for the preceding fiscal year.

                            BEICANG IRON & STEEL INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 23, 2007             By  s/Hou Beicang
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                                   Hou Beicang, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter)..